news release

ArcelorMittal to invest in a leading Thai steel producer G Steel Public Company Limited (“G Steel”)

Luxembourg, 2 March 2011 (15:30CET) - ArcelorMittal today announces that it has signed agreements to invest new capital resulting in a shareholding of 40 percent in G Steel Public Company Limited (“G Steel”), a company listed on the Stock Exchange of Thailand. G Steel and its subsidiary GJ Steel Public Company Limited (“GJ Steel”), which is also listed on the Stock Exchange of Thailand, are leading producers of hot-rolled coils. G Steel has an EAF-based medium slab rolling facility in Rayong and GJ Steel has an EAF-based thin slab rolling facility in Chonburi, with a combined annual capacity of over 2.5 million tonnes per annum. The companies together have over 1,400 employees.

ArcelorMittal is partnering with a group of major shareholders represented by the Leeswadtrakul family which is the founding shareholder of G Steel. ArcelorMittal has signed a shareholders agreement with the Leeswadtrakul family who will remain associated with the companies. ArcelorMittal has also signed a credit facility agreement with G Steel and GJ Steel for USD 500 million for working capital, capital expenditure and other corporate purposes.

Aditya Mittal, CFO and Member of the Group Management Board of ArcelorMittal said: "G Steel is an important component of our overall emerging markets strategy and will provide ArcelorMittal with a major manufacturing presence in Thailand and the ASEAN region where we expect steel demand to continue growing. Dr. Somsak Leeswadtrakul has built a high quality operation. We are confident that our global expertise and investment will develop the company’s potential and will facilitate an operational, financial and commercial turnaround.”

The investment by ArcelorMittal in G Steel is part of a broader plan by G Steel to strengthen its and GJ Steel’s financial position. The amount of capital to be invested by ArcelorMittal will be determined closer to the completion of the transaction. Completion of the transaction is conditional on a reduction in the outstanding liabilities of G Steel and GJ Steel and a range of other conditions, including regulatory approvals and approval of the shareholders of G Steel and GJ Steel.